SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Asta Funding, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

0462220109
(CUSIP Number)

Ricky Stern GMS Family Investors LLC 210 Sylvan Avenue Englewood Cliffs, New Jersey 07632 (201) 567-5648
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GMS Family Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 862,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 862,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 862,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ricky Stern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,087,784 (1)

	8.	Shared Voting Power 506,180

	9.	Sole Dispositive Power 2,087,784 (1)

	10.	Shared Dispositive Power 506,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,593,964 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 39.2%

14.	Type of Reporting Person (See Instructions) IN

(1) This amount includes 862,000 shares of Common Stock held by GMS Family Investors LLC.

CUSIP No. 0462220109

Explanatory Note:

GMS Family Investors LLC (“GMS”) and Ricky Stern (“Ricky Stern” and together with GMS, the “Reporting Persons”) are filing this Amendment No. 3 to report their respective beneficial ownership of shares of common stock, par value $0.01 per share (the “Shares”), of Asta Funding, Inc. (the “Issuer”) as of the date hereof and to amend certain other information set forth below in their Schedule 13D filed with the U.S. Securities and Exchange Commission on May 30, 2003, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on June 27, 2000, and Amendment No. 2 (as so amended, the “Schedule 13D”). Certain terms used but not defined in this Amendment No. 3 have the meanings assigned thereto in the Schedule 13D, as previously filed by the Reporting Persons. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated with the following:

In addition to the shares of common stock, par value $0.01 per share (the “Shares”) held by GMS, Ricky Stern acquired beneficial ownership over the shares reported on this Amendment No. 3 as follows:

Ricky Stern (Directly):

Ricky Stern acquired the Shares held directly by him through (i) gifts totaling 128,038 Shares from Gary Stern, his father, and gifts totaling 17,390 Shares from Arthur Stern, his grandfather, (ii) 72,714 Shares due to a two-for-one stock split, and (iii) the grant, in his capacity as an officer of the Issuer, of options to acquire 50,000 Shares (the “Option Shares”) at an average price of $8.90 per share, which are all currently exercisable. None of the Option Shares have been exercised as of the date hereof.

Ricky Stern (Indirectly):

The 503,590 Shares that Ricky Stern may be deemed to share voting and dispositive power over by virtue of his position as a co-trustee of the Ricky Stern 2012 GST Trust were (i) contributed by gift by Arthur Stern, as Grantor, to such trust upon the formation thereof (51,000 Shares), (ii) contributed by gift of Gary Stern (2,590 Shares), (iii) transferred to such trust by Judith Feder, as trustee of the Stern Family 2000 Trust, as a gift (174,730 Shares) and (iv) transferred by Stern Family Investors LLC as a gift (275,270 Shares). As of the date of such transfers referenced in (iii) and (iv) above, Ms. Feder was the sole manager of Stern Family Investors LLC and the sole trustee of the Stern Family 2000 Trust.

The 2,590 Shares that Ricky Stern may be deemed to share voting and dispositive power over by virtue of his position as a co-trustee of the Emily Stern 2012 GST Trust were contributed by gift of Gary Stern to such trust.

The 714,364 Shares that Ricky Stern may be deemed to have voting and dispositive power over by virtue of his position as the trustee of the Ricky Stern Family 2012 Trust were acquired (i) with respect to 471,086 Shares, as assignee of Gary Stern with respect to purchase rights under the Purchase Agreement (as defined herein) as described below, and (ii) with respect to the remaining 243,278 Shares, by transfer to such trust by the merger of the Ricky Stern 2001 Trust. As of the date of such transfer, Ms. Feder was the sole trustee of the Ricky Stern 2001 Trust.

The 243,278 Shares that Ricky Stern may be deemed to have voting and dispositive power over by virtue of his position as the trustee of the Emily Stern Family 2012 Trust were transferred to such trust by the merger of the Emily Stern 2001 Trust. As of the date of such transfer, Ms. Feder was the sole trustee of the Ricky Stern 2001 Trust.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

On January 6, 2017, Asta Funding, Inc. (the “Issuer”) entered into a settlement agreement (the “Settlement Agreement”) with The Mangrove Partners Master Fund Ltd. and its affiliates (collectively, “Mangrove”) and, for limited purposes stated therein, the Reporting Persons, Gary Stern, Emily Stern, Arthur Stern, and Asta Group, Incorporated (collectively, the “Stern Family”). In connection with the Settlement Agreement, Gary Stern entered into a Securities Purchase Agreement, dated January 6, 2017 (the “Purchase Agreement”) with Mangrove pursuant to which Gary Stern agreed, subject to the closing of the cash self-tender offer by the Issuer (the “Tender Offer”), to purchase from Mangrove any Shares of the Issuer beneficially owned by Mangrove 11 business days following the closing of the Tender Offer, at a price equal to $10.35 per Share. On February 21, 2017, Gary Stern assigned the obligation to purchase any such Shares from Mangrove to the Ricky Stern Family 2012 Trust (the “Assignee”). The Tender Offer closed on February 23, 2017, and, at such time, Mangrove beneficially owned 471,086 Shares (the “Mangrove Shares”), which are to be purchased by the Assignee on March 10, 2017.

On January 6, 2017, in connection with the Settlement Agreement, the Issuer also entered into a Voting Agreement (the “Voting Agreement”) with the Reporting Persons, Gary Stern, Emily Stern, and Asta Group, Incorporated (collectively, the “Stern Stockholders”).  As a result of the agreements contained in the Voting Agreement, the Stern Stockholders could be deemed to be a “group” for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with respect to the Shares. If the Stern Stockholders were deemed to be such a “group,” such group could be deemed to have beneficial ownership of 4,407,198 Shares, or 64.4% of the Issuer’s outstanding Shares of common stock in the aggregate after giving effect to the acquisition of the Mangrove Shares by the Assignee.

References herein to the Settlement Agreement, Purchase Agreement and Voting Agreement are not intended to be complete and are qualified in its entirety by reference, respectively, to the full text of the Settlement Agreement, a copy of which is filed with the Issuer’s current report on Form 8-K on January 9, 2017, the full text of the Voting Agreement, a copy of which is filed with the Issuer’s current report on Form 8-K on January 9, 2017, and the full text of the Purchase Agreement, a copy of which is filed as Exhibit 99.1 hereto, each of which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented with the following:

The aggregate percentage of Shares reported beneficially owned by each person named herein is based upon 6,562,215 Shares outstanding, which is based on the total number of Shares outstanding as of February 6, 2017 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on February 9, 2017, reduced by the 5,314,009 Shares purchased by the Issuer in the Tender Offer.

(a)-(b) As of the close of business as of the date hereof, Ricky Stern had:

1. Sole power to vote or direct vote: 2,087,784 Shares

2. Shared power to vote or direct vote: 506,180 Shares

3. Sole power to dispose or direct the disposition: 2,087,784 Shares

4. Shared power to dispose or direct the disposition: 506,180 Shares

Ricky Stern may be deemed to have voting and dispositive power with respect to 2,593,964 shares of Common Stock (39.2%) with (i) 268,142 shares of Common Stock held directly (including 50,000 Option Shares that are currently exercisable or exercisable within 60 days of the date hereof); (ii) 714,364 held by the Ricky Stern Family 2012 Trust, of which he is the sole trustee, (iii) 243,278 held by the Emily Stern Family 2012 Trust, of which he is the sole trustee, and (iv) the 862,000 shares of Common Stock reported being beneficially owned by GMS. Ricky Stern may be deemed to have shared voting and dispositive power with respect to (i) 503,590 shares of Common Stock held by the Ricky Stern 2012 GST Trust, for which Ricky Stern is a co-trustee, and (ii) 2,590 shares of Common Stock held by the Emily Stern 2012 GST Trust, for which Ricky Stern is a co-trustee. Gary Stern is the co-trustee of the Ricky Stern 2012 GST Trust and the Emily Stern 2012 GST Trust.

(c) The transactions in the Shares by Ricky Stern since the date of his most recent filing of Schedule 13D are set forth in Schedule A and are incorporated herein by reference. GMS has not had any transactions in the Shares since the date of its most recent filing of Schedule 13D.

(d) The respective beneficiaries of the Ricky Stern Family 2012 Trust, the Emily Stern Family 2012 Trust, the Ricky Stern 2012 GST Trust and the Emily Stern 2012 GST Trust have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the applicable shares of Common Stock reported as beneficially owned by Ricky Stern.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following:

Reference is made to the Purchase Agreement as defined and described in Item 4 above, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Reference is made to the Settlement Agreement as defined and described in Item 4 above, a copy of which is filed with the Issuer’s current report on Form 8-K on January 9, 2017 and incorporated herein by reference.

Reference is made to the Voting Agreement as defined and described in Item 4 above, a copy of which is filed with the Issuer’s current report on Form 8-K on January 9, 2017 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following:

99.1      Securities Purchase Agreement, dated as of January 6, 2017, by and among The Mangrove Partners Master Fund, Ltd., The Mangrove Partners Fund, L.P., Mangrove Partners Fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital, Nathaniel August and Gary Stern.

99.2      Voting Agreement dated January 6, 2017, by and among Asta Funding, Inc. and Gary Stern, Ricky Stern, Emily Stern, Asta Group, Incorporated and GMS Family Investors LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s current report on Form 8-K on January 9, 2017).

99.3      Settlement Agreement dated as of January 6, 2017, by and among Asta Funding. Inc., The Mangrove Partners Master Fund Ltd., The Mangrove Partners Fund, L.P., Mangrove Partners Fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital and Nathaniel August and, solely for purposes of Section 1(c), 1(d), 2 and 8 thereof, Gary Stern, Ricky Stern, Emily Stern, Arthur Stern, Asta Group, Incorporated and GMS Family Investors LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K on January 9, 2017).

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2017

GMS Family Investors LLC By:/s/ Ricky Stern Name: Ricky Stern Title: Manager /s/ Ricky Stern Ricky Stern

Schedule B

Transactions in the Shares since August 5, 2016

(date of the most recent filing of Schedule 13D)

Transaction by Ricky Stern

Shares of Common Stock Acquired	Price Per Share ($)	Transaction	Date of Acquisition
6,667	$8.90	Vesting of options	October 13, 2016

Transaction by the Ricky Stern Family 2012 Trust

Shares of Common Stock Acquired	Price Per Share ($)	Transaction	Date of Acquisition
471,086	$10.35	Private purchase	February 23, 2017 (1)
(1)

Closing of the purchase expected to occur on March 10, 2017. Deemed acquired as a result of the assignment of purchase rights under the Purchase Agreement (as defined in this Amendment to Schedule 13D) to the Ricky Stern Family 2012 Trust by Gary Stern.